GO GREEN DIRECTORIES, INC.
1030 ALHAMBRA CIRCLE, CORAL GABLES, FL 33134
(T)646.334.2859          (F)646.619.4171

United States Securities Commission
Division of Corporate Finance
Washington, DC 20549

Attention: Mr. Mathew Crispino

Re:

File Number: 333-168263 Request for Acceleration of the Effective Date of the Registration Statement on Form S1/A of Go Green Directories, Inc.

Sir:

Pursuant to Rule 461of the Securities Act of 1933, as amended, the undersigned hereby requests that the Form S1/A Registration Statement of Go Green Directories, Inc. be declared effective on Wednesday, July 13, 2011 at 12:00 PM or on such earlier or later date as the Commission acting pursuant to Rule 461 shall determine.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

/s/ Brian J. O’Shaughnessy

Brian J. O’Shaughnessy

cc: Via Email: Jill Arlene Robbins, Esq.